Exhibit 99.1

MINISO Group Announces September Quarter 2021 Results

GUANGZHOU, China, November 18, 2021 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO) (“MINISO”, “MINISO Group” or the “Company”), a fast-growing global value retailer offering a variety of design-led lifestyle products, today announced its unaudited financial results for the first quarter of fiscal year 2022 ended September 30, 2021.

Financial Highlights for the First Quarter of Fiscal Year 2022 ended September 30, 2021

•	Revenue was RMB2,654.1 million (US$411.9 million), exceeding the high end of the Company’s guidance range of RMB2,450 million to RMB2,650 million, representing an increase of 28.1% year over year and 7.4% quarter over quarter.

•	Gross profit was RMB728.4 million (US$113.1 million), representing an increase of 39.4% year over year and 14.0% quarter over quarter. Gross margin was 27.4%, compared to 25.2% in the same period of 2020 and 25.8% in the previous quarter.

•	Operating profit was RMB213.5 million (US$33.1 million), compared to a loss of RMB2.1 million in the same period of 2020 and a profit of RMB187.8 million in the previous quarter.

•	Profit for the period was RMB154.5 million (US$24.0 million), compared to a loss of RMB1,676.3 million in the same period of 2020 and a profit of RMB111.2 million in the previous quarter.

•	Adjusted net profit[1] was RMB184.2 million (US$28.6 million), representing an increase of 80.3% year over year and 27.0% quarter over quarter. Adjusted net margin[1] was 6.9%, compared to 4.9% in the same period of 2020 and 5.9% in the previous quarter.

Operational Highlights for the First Quarter of Fiscal Year 2022 ended September 30, 2021

•	Number of MINISO stores increased to 4,871 as of September 30, 2021, representing a quarterly net addition of 122 stores, compared to a quarterly net addition of 108 stores in the same period of 2020 and 162 stores in the previous quarter, respectively.

•	Number of MINISO stores in China increased to 3,035 as of September 30, 2021, representing a quarterly net addition of 96 stores, compared to a quarterly net addition of 100 stores in the same period of 2020 and 127 stores in the previous quarter, respectively.

•	Number of MINISO stores in overseas markets increased to 1,836 as of September 30, 2021, representing a quarterly net addition of 26 stores, compared to a quarterly net addition of 8 stores in same period of 2020 and 35 stores in the previous quarter, respectively.

•	Number of TOP TOY stores increased to 72 as of September 30, 2021, representing a quarterly net addition of 39 stores, compared to a quarterly net addition of 24 stores in the previous quarter.

1See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

The following table provides a breakdown of the number of MINISO and TOPTOY stores as well as their year-over-year and quarter-over-quarter changes of the relevant dates:

	As of
	September 30, 2020	June 30, 2021	September 30, 2021	YoY	QoQ
Number of MINISO stores[2]	4,330	4,749	4,871	541	122
China	2,633	2,939	3,035	402	96
—Directly operated stores	5	5	4	(1)	(1)
—Third-party stores	2,628	2,934	3,031	403	97
Overseas	1,697	1,810	1,836	139	26
—Directly operated stores	115	105	108	(7)	3
—Third-party stores	1,582	1,705	1,728	146	23
Number of TOP TOY stores[3]	-	33	72	72	39
—Directly operated stores	-	2	6	6	4
—Third-party stores	-	31	66	66	35

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “We kicked off fiscal year 2022 with a solid quarter. In spite of the headwinds from the resurgences of pandemic, rainstorm disaster and weak consumption data in domestic market in this quarter, we executed our strategies well and our domestic operations recorded an encouraging performance, while our overseas operations moved further along the path of recovery.”

“During this quarter, we added 161 stores to our global store network, including 122 MINISO stores and 39 TOP TOY stores. MINISO Group’s revenue reached RMB2,654.1 million, exceeding the high end of our expectation, demonstrating the resilience of our business model and core competitive strengths.” Mr. Ye continued.

Mr. Saiyin Zhang, Chief Financial Officer and Executive Vice President of MINISO, commented, “MINISO Group’s adjusted net profit reached RMB184.2 million in this quarter, increasing by 80.3% year-over-year, adjusted net margin of 6.9% was the highest in recent six quarters since the pandemic broke out. Going forward, our financial strategy will be to remain disciplined in our budgeting, cost controls, and allocation of capital, as we focus on the consistent delivery of solid financial performances.”

Recent Developments

Impact of COVID-19

The outbreaks of the COVID-19 pandemic continued to significantly impact the Company’s operations and results in the quarter ended September 30, 2021.

In China, sales growth was challenged by the outbreak of the Delta variant in Nanjing from late July to late August and in Heilongjiang and Fujian province in late September. The Company estimates that the GMV loss from those influenced stores in China during this quarter was north of RMB200 million. Going into the quarter ending December 31, 2021, the Company expects the effects of COVID-19 to persist and strict public health measures to remain in effect nationwide. With the recent regional outbreaks resurging across approximately 20 provinces and rigorous preventative health measures in force across the country, the Company currently estimates that its sales will continue to be pressured by the lingering effects of the pandemic in the short term. The Company will continue to focus on those elements of its business that are under its control, driving product innovation, enhancing inventory management, improving operating efficiency and executing omni-channel strategy to drive sales and protect margins.

2“MINISO stores” are any of the stores operated under the “MINISO” brand name, including those directly operated by the Company (“Directly operated stores”), and those operated by third parties under the MINISO Retail Partner model and the distributor model (“Third-party stores”).

3“TOP TOY stores” are any of the stores operated under the “TOP TOY” brand name, including Directly operated stores and Third-party stores.

In overseas markets, 157 stores had not resumed operations as of September 30, 2021, compared to 205 stores as of June 30, 2021. Many of those stores that resumed operations also had reduced operating hours due to regional resurgences of COVID-19.

Change to Board Composition

To comply with the relevant SEC and NYSE requirements on corporate governance, Mr. Guofu Ye has stepped down from his position as the chairman of the compensation committee and nominating and corporate governance committee of the Company’s board of directors, effective on November 18, 2021. Mr. Ye will continue to serve as a director and chairman of the board of directors. The Company has appointed Mr. Yongping Wang as an independent director of its board of directors, effective on the same day. Mr. Wang will also serve as a member of the audit committee and compensation committee, and as the chairman of the nominating and corporate governance committee of the Company’s board of directors. In addition, Mr. Yonghua Zhu has been appointed as the chairman of the compensation committee of the Company’s board of directors.

After this change, the Company’s three committees are in compliance with the relevant SEC and NYSE requirements that all of the members of these committees should consist of only independent directors.

Mr. Wang currently serves as the president of China Commercial Real Estate Association and as a vice chairman of The Commerce Economy Association of China. He also currently serves as an independent director of Easyhome New Retail Group Co., Ltd. (SZSE: 000785) and an independent non-executive director of SCE Intelligent Commercial Management Holdings Limited (HKEx.0606). Before that, Mr. Wang held various senior management positions in several national commercial real estate institutions, including as a vice-chairman and secretary-general of China Federation of Urban Commercial Outlets Construction Administration, a national commercial real estate industry association from 2003 to 2010. Mr. Wang started his career as a successful business news reporter in 1990, after receiving his bachelor’s degree in economics from Hangzhou College of Commerce (now known as Zhejiang Gongshang University).

“We are very excited to welcome Mr. Wang to MINISO’s board of directors. His extensive leadership experience and industry expertise in commercial real estate will bring significant value to MINISO as we move into the next stage of growth.” said Mr. Ye.

Unaudited Financial Results for the First Quarter of Fiscal Year 2022 ended September 30, 2021

Revenue was RMB2,654.1 million (US$411.9 million), representing an increase of 28.1% year over year, primarily driven by the growth of the Company’s domestic operations and the recovery of its international operations.

Revenue generated from domestic operations was RMB2,030.8 million (US$315.2 million), increasing by 17.9% year over year. Revenue generated from domestic operations of the MINISO brand was RMB1,873.5 million (US$290.8 million), increasing by 12.8% year over year, mainly driven by a year-over-year increase of 15.6% in average store count and a year-over-year increase of 58.0% in the Company’s e-commerce business. The TOP TOY brand also contributed RMB109.2 million (US$16.9 million) to the Company’s revenue generated from domestic operations.

Revenue generated from international operations was RMB623.3 million (US$96.7 million), representing an increase of 78.0% year over year, reflecting an improved recovery of sales in certain international markets and re-stocking by distributors for the upcoming holiday season.

Revenue per MINISO store, which is calculated by dividing the revenue of the MINISO brand by the average number of MINISO stores at the beginning and the end of the relevant period, was RMB519.1 thousand (US$80.6 thousand), representing a year-over-year increase of 10.5%. In particular, revenue per MINISO store in international markets increased by 65.3% year over year.

Cost of sales was RMB1,925.7 million (US$298.9 million), representing an increase of 24.3% year over year.

Gross profit was RMB728.4 million (US$113.1 million), representing an increase of 39.4% year over year.

Gross margin was 27.4%, compared to 25.2% in the same period of 2020. The year-over-year increase was primarily due to an increase in revenue contribution from international operations, which typically has a higher gross margin than domestic operations. International operations contributed 23.5% of revenue in the first quarter of fiscal year 2022, compared to 16.9% in the same period of 2020.

Other income was RMB16.1 million (US$2.5 million), compared to RMB36.0 million in the same period of 2020. The year-over-year decrease was primarily due to a decrease in government grants received by the Company in the first quarter of fiscal year 2022.

Selling and distribution expenses were RMB340.8 million (US$52.9 million), representing an increase of 18.9% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB322.5 million (US$50.1 million), representing an increase of 40.0% year over year. The year-over-year increase was primarily attributable to increased personnel-related expenses, logistics expenses and marketing expenses that were in line with the year-over-year revenue growth and brand awareness improvement for both MINISO and TOP TOY, and to a lesser extent, increased licensing expenses associated with increased revenue contribution from IP products.

General and administrative expenses were RMB211.3 million (US$32.8 million), representing a decrease of 16.2% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB199.9 million (US$31.0 million), representing an increase of 28.7% year over year. The year-over-year increase was primarily due to increased personnel-related expenses and IT expenses for the Company’s new initiatives such as TOP TOY, partially offset by decreased professional service fee related to the Company’s IPO in the same period of 2020.

Other net income was RMB33.6 million (US$5.2 million), compared to a net loss of RMB15.7 million in the same period of 2020. The Company recorded other net loss in the same period of 2020 mainly due to an appreciation of Renminbi against U.S. dollar during that period, which resulted in foreign exchange losses. Increase in investment income also contributed to the change from net loss to net income in this quarter ended September 30, 2021.

Operating profit was RMB213.5 million (US$33.1 million), compared to a loss of RMB2.1 million in the same period of 2020.

Profit for the period was RMB154.5 million (US$24.0 million), compared to a loss of RMB1,676.3 million in the same period of 2020.

Adjusted net profit, which represents profit for the period excluding (i) fair value changes of redeemable shares with other preferential rights and (ii) equity-settled share-based payment expenses, was RMB184.2 million (US$28.6 million), representing an increase of 80.3% year over year.

Adjusted net margin was 6.9%, compared to 4.9% in the same period of 2020.

Basic and diluted earnings from operations per American Depositary Share (“ADS”) were RMB0.50 (US$0.08) in the quarter ended September 30, 2021, compared to basic and diluted losses per ADS of RMB7.08 in the same period of 2020. Each ADS represents four of the Company’s Class A ordinary shares.

Adjusted basic and diluted earnings per ADS were RMB0.60 (US$0.09) in the quarter ended September 30, 2021, compared to adjusted basic and diluted earnings per ADS of RMB0.40 in the same period of 2020.

See the sections entitled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information about adjusted net profit, adjusted net margin, and adjusted basic and diluted earnings per ADS.

As of September 30, 2021, the combined balance of the Company’s cash, cash equivalents, restricted cash and other investments amounted to RMB6,138.5 million (US$952.7 million).

Business Outlook

For the second quarter of fiscal year 2022 ending December 31, 2021, the Company currently estimates its revenue to be between RMB2,500 million and RMB2,700 million, representing an increase of 8.8% to 17.5% year over year. This estimate represents management’s current and preliminary views on the market and operational conditions as of the date of this press release, which does not factor in any of the potential future impacts caused by the COVID-19 pandemic and is subject to change.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Thursday, November 18, 2021 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed via the following zoom link or by dialing the following numbers:

Access 1

Zoom link:

https://dooyle.zoom.us/j/89323740265?pwd=NkZObW1RMnA3RTRVSjlYOVBHc0xEUT09

Meeting Number: 893 2374 0265

Meeting Passcode: 601915

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with Access 1.

United States Toll Free:	833 548 0282 (or 877 853 5247)
Mainland China Toll Free:	400 182 3168 (or 400 616 8835)
Hong Kong, China Toll Free:	800 906 780 (or 800 931 189)
United Kingdom (Charge Fees):	+44 208 080 6592 (or +44 330 088 5830)
France (Charge Fees):	+33 1 7037 9729 (or +33 1 7095 0103)
Singapore (Charge Fees):	+65 3165 1065 (or +65 3158 7288)
Canada (Charge Fees):	+1 647 374 4685 (or +1 647 558 0588)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at http://ir.miniso.com/.

A replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at http://ir.miniso.com/.

About MINISO Group

MINISO Group is a fast-growing global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021, which was RMB6.4434 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted basic and diluted earnings per share and adjusted basic and diluted earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit/(loss) for the period excluding (i) fair value changes of redeemable shares with other preferential rights and (ii) equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing the adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted (loss)/earnings per share calculation on an IFRS basis and retrospectively adjusting for the effect of the issuance of Series A preferred shares by the Company that are deemed to have been converted into ordinary shares since July 1, 2019. MINISO computes adjusted basic and diluted net earnings per share in the same way it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted (loss)/earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit/(loss), net profit/(loss) margin, basic and diluted earnings/(loss) per share and basic and diluted earnings/(loss) per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the guidance for the fiscal year 2022’s second quarter ending December 31, 2021 and quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu, Mengru Wang
MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	June 30,	September 30,
	2021	2021
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	76,316	317,333	49,249
Right-of-use assets	689,887	651,007	101,035
Intangible assets	61,005	56,495	8,768
Goodwill	19,640	19,640	3,048
Deferred tax assets	168,552	168,030	26,078
Prepayments	138,481	390,484	60,602
Interest in an equity-accounted investee	352,062	344,170	53,414

	1,505,943	1,947,159	302,194

Current assets
Other investments	102,968	205,290	31,861
Inventories	1,496,061	1,559,103	241,969
Trade and other receivables	824,725	1,015,150	157,549
Cash and cash equivalents	6,771,653	5,930,870	920,457
Restricted cash	3,680	2,290	355

	9,199,087	8,712,703	1,352,191

Total assets	10,705,030	10,659,862	1,654,385

EQUITY
Share capital	92	92	14
Additional paid-in capital	8,289,160	7,982,456	1,238,858
Other reserves	928,005	965,977	149,917
Accumulated losses	(2,558,291)	(2,406,252)	(373,444)

Equity attributable to equity holders of the Company	6,658,966	6,542,273	1,015,345
Non-controlling interests	(6,812)	(4,265)	(662)

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MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at June 30, 2021	As at September 30, 2021
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Total equity	6,652,154	6,538,008	1,014,683

LIABILITIES
Non-current liabilities
Contract liabilities	59,947	56,729	8,804
Loans and borrowings	6,925	6,865	1,066
Lease liabilities	483,144	450,400	69,901
Deferred income	20,005	18,623	2,890

	570,021	532,617	82,661

Current liabilities
Loans and borrowings	13,669	4,817	748
Trade and other payables	2,809,182	3,003,397	466,120
Contract liabilities	266,919	249,182	38,672
Lease liabilities	321,268	262,006	40,663
Deferred income	6,060	6,083	944
Current taxation	65,757	63,752	9,894

	3,482,855	3,589,237	557,041

Total liabilities	4,052,876	4,121,854	639,702

Total equity and liabilities	10,705,030	10,659,862	1,654,385

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MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended September 30
	2020	2021
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Revenue	2,072,139	2,654,115	411,912
Cost of sales	(1,549,763)	(1,925,672)	(298,860)

Gross profit	522,376	728,443	113,052
Other income	35,993	16,076	2,495
Selling and distribution expenses	(286,741)	(340,809)	(52,893)
General and administrative expenses	(252,131)	(211,275)	(32,789)
Other net (loss)/income	(15,671)	33,627	5,219
Credit loss on trade and other receivables	(5,968)	(12,547)	(1,947)

Operating (loss)/profit	(2,142)	213,515	33,137
Finance income	9,170	13,057	2,026
Finance costs	(7,100)	(8,809)	(1,367)

Net finance income	2,070	4,248	659
Fair value changes of redeemable shares with other preferential rights	(1,625,287)	-	-
Share of loss of an equity-accounted investee, net of tax	-	(7,891)	(1,225)

(Loss)/profit before taxation	(1,625,359)	209,872	32,571
Income tax expense	(50,976)	(55,343)	(8,589)

(Loss)/profit for the period	(1,676,335)	154,529	23,982

Attributable to:
Equity shareholders of the Company	(1,672,619)	152,039	23,596
Non-controlling interests	(3,716)	2,490	386

(Loss)/earnings per share for ordinary shares
-Basic	(1.77)	0.13	0.02
-Diluted	(1.77)	0.12	0.02

(Loss)/Earnings per ADS
(Each ADS represents 4 Class A ordinary shares)
-Basic	(7.08)	0.50	0.08
-Diluted	(7.08)	0.50	0.08

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MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME

(Expressed in thousands)

	Three months ended September 30
	2020	2021
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
(Loss)/profit for the period	(1,676,335)	154,529	23,982

Items that may be reclassified subsequently to profit or loss: Exchange differences on translation of financial statements of foreign operations	(35,742)	7,718	1,198

Other comprehensive (loss)/income for the period	(35,742)	7,718	1,198

Total comprehensive (loss)/income for the period	(1,712,077)	162,247	25,180

Attributable to:
Equity shareholders of the Company	(1,676,335)	159,700	24,785
Non-controlling interests	(35,742)	2,547	395

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MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share and per ADS data)

	Three months ended September 30
	2020	2021
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Reconciliation of (loss)/profit for the period to adjusted net profit:
(Loss)/profit for the period	(1,676,335)	154,529	23,982
Add back:
Fair value changes of redeemable shares with other preferential rights	1,625,287	-	-
Equity-settled share-based payment expenses	153,190	29,641	4,600

Adjusted net profit	102,142	184,170	28,582

Attributable to:
Equity shareholders of the Company	105,858	181,680	28,196
Non-controlling interests	(3,716)	2,490	386

Adjusted net earnings per share for ordinary shares[4]
-Basic	0.10	0.15	0.02
-Diluted	0.10	0.15	0.02

Adjusted net earnings per ADS
(Each ADS represents 4 Class A ordinary shares)
-Basic	0.40	0.60	0.09
-Diluted	0.40	0.60	0.09

4See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

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MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in millions, except percentages)

	Three months ended September 30
	2020	2021
	RMB	RMB	US$	YoY
Revenue
Domestic Operations	1,722	2,031	315	18%
-MINISO Brand	1,660	1,874	291	13%
-TOP TOY Brand	-	109	17	N/A
-Others	62	48	7	(22%)
International Operations	350	623	97	78%
	2,072	2,654	412	28%

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